Filed by: Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Pfizer Inc.

Commission File No.: 333-188750

Important information to Swedish holders of Pfizer common stock regarding attached documentation in respect of exchange offer

On May 22, 2013, Pfizer Inc. (“Pfizer”) commenced an offer to exchange (the “exchange offer”) shares of Class A common stock of Zoetis Inc. (“Zoetis”) owned by Pfizer for outstanding shares of common stock of Pfizer (“Pfizer common stock”), as described in further detail in the attached U.S. prospectus, dated May 22, 2013 (the “Prospectus”).

Although Pfizer has delivered the Prospectus to its stockholders to the extent required by U.S. law, including stockholders located outside of the United States, holders of Pfizer common stock should be aware that countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. This is also the case in Sweden.

The attached Prospectus has not been nor will it be approved by the Swedish Financial Supervisory Authority. Consequently, the exchange offer is not made to the general public in Sweden. Therefore, under Swedish law, only those holders of Pfizer common stock in Sweden who are “qualified investors” pursuant to the definition in Chapter 1, section 1 in the Swedish Financial Instruments Trading Act (primarily large corporations and institutional investors) will be eligible to participate in the exchange offer. Swedish holders of Pfizer common stock other than such “qualified investors” are not eligible to participate in the exchange offer. Accordingly, most Swedish holders of Pfizer common stock cannot participate in the exchange offer. Stockholders who are uncertain as to whether or not they are “qualified investors” may contact Georgeson Inc., the information agent for the exchange offer, at 00800 3814-3814 or +1-718-575-3340.

Those who know that they are “Qualified investors” and wish to obtain additional information about the exchange offer, as well as any restrictions relating thereto, may also contact Georgeson Inc. at the above phone numbers.

THE ATTACHED PROSPECTUS IS DISTRIBUTED TO SWEDISH HOLDERS OF PFIZER COMMON STOCK WHO ARE NOT “QUALIFIED INVESTORS” FOR INFORMATIONAL PURPOSES ONLY. THE PROSPECTUS IS NEITHER AN OFFER TO SELL OR EXCHANGE NOR A SOLICITATION OF AN OFFER TO BUY ANY SHARES OF PFIZER COMMON STOCK OR ZOETIS COMMON STOCK TO THE GENERAL PUBLIC IN SWEDEN. NO OTHER SWEDISH HOLDERS OF PFIZER COMMON STOCK THAN THOSE WHO ARE “QUALIFIED INVESTORS” MAY THUS PARTICIPATE IN THE EXCHANGE OFFER.

Additional Information and Where to Find It

Zoetis has filed with the SEC a registration statement on Form S-4 that includes the Prospectus. The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer has delivered the Prospectus to holders of Pfizer common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. This communication is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.

Holders of Pfizer common stock may obtain the Prospectus, and other related documents filed with the SEC, by calling the SEC at 1-800-SEC-0330 and online at http://www.sec.gov. Holders of Pfizer common stock may also obtain a copy of the Prospectus and other information about the exchange offer on http://www.zoetisexchange.com. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of Pfizer common stock who call 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (internationally).